

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Mary E. Kipp
President, Chief Executive Officer and Director
Puget Sound Energy, Inc.
355 110th Ave NE
Bellevue, WA 98004

> **Re: Puget Sound Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 8, 2022**
> **File No. 333-266649**

Dear Ms. Kipp:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew Bor, Esq.